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June 7, 2021

VIA EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-6010

Attn:	Kathleen Krebs, Special Counsel
Jan Woo, Legal Branch Chief David Edgar, Senior Staff Accountant Kathleen Collins, Accounting Branch Chief

Re:	Zeta Global Holdings Corp. Amendment No. 3 to Registration Statement on Form S-1 Filed June 1, 2021 File No. 333-255499

Ladies and Gentlemen:

On behalf of our client, Zeta Global Holdings Corp. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated June 4, 2021, relating to the Company’s Amendment No. 3 to the registration statement on Form S-1 filed on June 1, 2021 (the “Registration Statement”).

The Company has further amended the Registration Statement via Amendment No. 4 to the Registration Statement (the “Amendment”) to reflect the additional disclosure as described in the responses herein.

For ease of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Registration Statement.

Amendment No. 3 to Form S-1 filed June 1, 2021

Prospectus Summary, page 13

1.

You state that the shares outstanding after the offering include the exercise of 8,360,432 warrants to purchase shares of Class A common stock. Please tell us how the number of warrants disclosed here compares to the 3,093,095 and 1,973,763 warrants per Note 16 and to the 5,400,131 warrants as supplementally provided by the company. To the extent additional

June 7, 2021

warrants were granted in anticipation of the offering or the exercise terms of existing warrants were modified, please revise to disclose this information in your financial statement footnotes and include a discussion of the accounting for such warrants.

Response: The Company acknowledges the Staff’s comment and has revised the Amendment on page F-36 to expressly describe the conversion rate of the Series E and Series F warrants.

The Company supplementally provides the Staff with the information below indicating the warrants and their respective conversion factor.

	Total Warrants	Conversion factor	As converted
Series E	3,093,095	1.82	5,617,371
Series F	1,973,763	1.22	2,410,090
Other warrants(a)	333,273	1.00	333,273
Total	5,400,131		8,360,734
Less: shares cancelled as a result of an exercise			302
Total shares as converted after exercise			8,360,432

(a)	The other warrants are classified as equity and therefore were not included in the disclosure in Note 15 - Warrants and Derivative liabilities.

2.

In the first bullet point on page 14, you state that the shares outstanding after the offering give effect to the reclassification of 3,054,318 shares of your existing Series B common stock and 26,722,208 shares of Series A common stock into shares of Class A common stock. Please revise to clarify that 70,108,628 restricted shares will also be reclassified to Class A common stock. Also clarify that 8,553,864 of such restricted shares vested upon the offering, a portion of which were repurchased as part of the Stock Repurchase and Tax Withholding transactions.

Response: The Company acknowledges the Staff’s comment and has revised the Amendment on page 14 to clarify that (i) 70,108,628 restricted shares will also be reclassified to Class A common stock and (ii) 8,533,864 of the restricted shares vest upon the offering and a portion of these shares were repurchased as part of the Stock Repurchase and Tax Withholding transactions.

Dilution, page 51

3.	Please revise your historical, pro forma and pro forma, as adjusted net tangible book value (deficit) and related net tangible book value per share calculations to exclude your intangible assets.

Response: The Company acknowledges the Staff’s comment and has revised the Amendment on pages 51 and 52 to exclude intangible assets from its historical, pro forma and pro forma, as adjusted net tangible book value (deficit) and related net tangible book value per share calculations.

June 7, 2021

Certain Relationships and Related Party Transactions, page 118

4.

As requested in prior comment 3, please disclose the value of your officers’ and directors’ restricted stock awards that are vesting in connection with the offering based upon the IPO price. Provide this disclosure under “Stock Repurchase” and “Treatment of Directors’ Restricted Stock in Connection with this Offering” on page 119.

Response: The Company acknowledges the Staff’s comment and has revised the Amendment on page 119 to disclose the value of its officers’ and directors’ restricted stock awards that are vesting in connection with the offering based upon the IPO price. This disclosure has been provided under “Stock Repurchase” and “Treatment of Directors’ Restricted Stock in Connection with this Offering” on page 119.

Exhibits

5.	Please file a complete and updated legality opinion.

Response: The Company acknowledges the Staff’s comment and has revised and filed an updated legality opinion as Exhibit 5.1 to the Amendment.

*        *         *

Should you have any comments or questions regarding the foregoing, please contact the undersigned at (202) 637-2165. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Joel H. Trotter
Joel H. Trotter of LATHAM & WATKINS LLP

Enclosures

cc:	David A. Steinberg, Zeta Global Holdings Corp.

Christopher Greiner, Zeta Global Holdings Corp.

Steven B. Vine, Zeta Global Holdings Corp.

Marc D. Jaffe, Latham & Watkins LLP

Ryan J. Dzierniejko, Skadden, Arps, Slate, Meagher & Flom LLP